Exhibit 4.2

DESCRIPTION OF COMMON STOCK
As of December 31, 2019, the common stock of Investors Bancorp, Inc. (“Investors Bancorp”) is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The following description of our common stock, certain provisions of our certificate of incorporation and bylaws and certain provisions of Delaware law is a summary and is qualified in its entirety by reference to our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law (the “DGCL”). Copies of our Certificate of Incorporation and our Bylaws have been filed with the SEC and are filed as exhibits to Investors Bancorp’s Annual Report on Form 10-K filed with the Securities and Exchange Commission of which this Exhibit is a part.
General
Investors Bancorp, which is incorporated under the General Corporation Law of the State of Delaware, is authorized to issue 1,000,000,000 shares of its common stock, $0.01 par value, of which 247,439,902 shares were outstanding as of December 31, 2019. Investors Bancorp’s board of directors may at any time, without additional approval of the holders of preferred stock or common stock, issue additional authorized shares of common stock.
Voting Rights
The holders of common stock are entitled to one vote per share on all matters presented to stockholders. Holders of common stock are not entitled to cumulate their votes in the election of directors. However, Investors Bancorp’s Certificate of Incorporation provides that a record owner of Investors Bancorp’s common stock who beneficially owns, either directly or indirectly, in excess of 10% of Investors Bancorp’s outstanding shares, is not entitled to any vote in respect of the shares held in excess of the 10% limit.
No Preemptive or Conversion Rights
The holders of common stock do not have preemptive rights to subscribe for a proportionate share of any additional securities issued by Investors Bancorp before such securities are offered to others. The absence of preemptive rights increases Investors Bancorp’s flexibility to issue additional shares of common stock in connection with Investors Bancorp’s acquisitions, employee benefit plans and for other purposes, without affording the holders of common stock a right to subscribe for their proportionate share of those additional securities. The holders of common stock are not entitled to any redemption privileges, sinking fund privileges or conversion rights.
Dividends
Holders of common stock are entitled to receive dividends ratably when, as and if declared by Investors Bancorp’s board of directors from assets legally available therefor, after payment of all dividends on preferred stock, if any is outstanding. Under Delaware law, Investors Bancorp may pay dividends out of surplus or net profits for the fiscal year in which declared and/or for the preceding fiscal year, even if our surplus accounts are in a deficit position. Dividends paid by our subsidiary bank have historically been a significant source of funds available to Investors Bancorp. Investors Bancorp’s board of directors intends to maintain its present policy of paying regular quarterly cash dividends. The declaration and amount of future dividends will depend on circumstances existing at the time, including Investors Bancorp’s earnings, financial condition and capital requirements, as well as regulatory limitations and such other factors as Investors Bancorp’s board of directors deems relevant.
Investors Bancorp’s principal assets and sources of income consist of investments in our operating subsidiaries, which are separate and distinct legal entities.
Certain Certificate of Incorporation and Bylaw Provisions Affecting Stock
Investors Bancorp’s Certificate of Incorporation and Bylaws contain several provisions that may make Investors Bancorp a less attractive target for an acquisition of control by anyone who does not have the support of Investors Bancorp’s board of directors. Such provisions include, among other things, the requirement of a supermajority vote of stockholders or directors to approve certain business combinations and other corporate actions, a minimum price provision, several special procedural rules, a vote limitation provision and the limitation that stockholder actions may only be taken at a meeting and may not be taken by unanimous written stockholder consent. Additionally, our Bylaws provide that we will indemnify our directors

Exhibit 4.2

and executive officers to the fullest extent permitted by law. The foregoing is qualified in its entirely by reference to Investors Bancorp’s Certificate of Incorporation and Bylaws, both of which are on file with the SEC.
Restrictions on Ownership
Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve if any person (including a company), or group acting in concert, seeks to acquire “control” of a bank holding company or bank. An acquisition of “control” can occur upon the acquisition of 10% or more of a class of voting securities of a bank holding company or bank or as otherwise defined by the Federal Reserve. Under the Change in Bank Control Act, the Federal Reserve has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition.